

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

   Re: SW Innovative Holdings, Inc.
    Amendment No. 2 to Offering Statement on Form 1-A
    Filed April 20, 2018
    File No. 024-10801

Dear Mr. George:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2018 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Exhibit 4.1, page 1

1. Your subscription agreement states that you are a company organized in Delaware. However, your offering circular states that you are incorporated in Texas. Revise to clarify. Additionally, explain why you include a notice to Florida residents in the subscription agreement in light of your disclosure that you are only offering securities in New York.

2. Your revised subscription agreement must be filed as an exhibit to the offering circular rather than appended to the end of the offering circular.

Notice regarding agreement to arbitrate, page 6

3.   Address whether Texas law permits the use of a mandatory arbitration provision that requires purchasers of securities to give up judicial rights to discovery and appeal. Similarly, address any uncertainty regarding enforceability of the provision.

Securities Being Offered, page 28

4.   You have indicated that there is no selling shareholder component to the offering and that the offering will not involve the resale of securities by affiliates of the issuer. However, you state that "[t]he Securities to be offered with this proposed offering shall be initially offered by Company, mainly by Messers, George and Michel, each Executive Officers of the Company." Revise to clarify this conflicting disclosure.

Notes to Financial Results
Investment, page 32

5.   Tell us the reason for removing the disclosure that was contained in your prior amendment reflecting the Company's holdings of "Troptions," which appears to be a cryptocurrency. Tell us the Company's reasons for entering into the agreement with Troptions Corporation. We note press releases on your website stating that you entered into the agreement with Troptions Corporation to sell 15,000 "1st month incentive packages to purchase landline telephone service...in exchange for $1,000,000" of Troptions. Provide us with the basis for that statement.

General

6.   With respect to your signatures page, indicate who is signing in the capacity of the Company's principal executive officer, principal financial officer, and principal accounting officer.

7.   It appears that Article III, Section 2 of your bylaws mandates that three directors serve on your board of directors. Disclose why the Company currently has only two directors.

8.   Revise your new risk factor labeled "additional risk factor" to use a header that relates to the risk being disclosed.

9.   You disclose in the offering circular that this is a best efforts offering. However, the unchecked box in Part I indicates that you are not conducting a best efforts offering. Please revise the Part I information accordingly.

10.   Revise your offering circular to include an exhibit index. Additionally, revise to properly incorporate by reference to other documents previously submitted or filed on EDGAR. Refer to General Instruction III to Form 1-A and Part III, Item 16.

11.   We note that you have used several variations for spelling your Vice President's last name

in your offering circular and on your website. Revise to use the correct spelling consistently throughout the filing.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Division of Corporation Finance
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